UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-25909

CUSIP NUMBER

(Check one): ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: June 30, 2014

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Flux Power Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

985 Poinsettia Avenue, Suite A
Address of Principal Executive Office (Street and Number)

Vista, California 92081
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Flux Power Holdings, Inc. (the "Company") was unable to file its Annual Report on Form 10-K for the period ended June 30, 2014, within the prescribed time period because the Company was unable, without unreasonable effort or expense, to obtain and analyze the information necessary to complete the preparation of the Form 10-K. The Company expects to complete and file the Form 10-K by October 14, 2014, however there can be no assurances that the preparation and filing of the Form 10-K will not be further delayed.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Ronald F. Dutt	877	505-3589
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended June 30, 2014, the Company anticipates reporting a decrease in revenues of approximately $414,000, or 54%, compared to the year ended June 30, 2013. This large decrease in sales was primarily attributable to the deferred revenue recognized in FY 2013 of $480,000.

In addition, the Company anticipates reported a net loss of approximately $4,299,000, as compared to a net income of approximately $351,000 in fiscal 2013. Excluding the impact of the change in fair value of warrant derivative liability of $5,731,000, we would have reported a net loss of $5,380,000 in fiscal 2013.

Flux Power Holdings, Inc.
(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	September 30, 2014	By:	/s/ Ronald F. Dutt
Ronald F. Dutt, Chief Executive Officer and Interim Chief Financial Officer